[redacted]

10025684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48561

RECD S.E.C.
FEB 26 2010
503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 NW 11th St
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gayle Veber — 503-229-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frederick K. Erickson, CPA
(Name – *if individual, state last, first, middle name*)

P.O. Box 395	Portland	Oregon	97060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9 3/2

3/12

OATH OR AFFIRMATION

I, Gayle L. Veber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veber Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DORIS E STUBBS
NOTARY PUBLIC - OREGON
COMMISSION NO. 431198
MY COMMISSION EXPIRES AUGUST 4, 2012

Gayle L. Veber

Signature

Managing Member

Title

Doris E. Stubbs

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT

To the Members
Veber Partners, L.L.C.

I have audited the accompanying statements of financial condition of Veber Partners, L.L.C. (an Oregon Limited Liability Company) as of December 31, 2009 and 2008 and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, L.L.C. as of December 31, 2009 and 2008 and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Frederick K. Erickson

February 9, 2010

VEBER PARTNERS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 and 2008

A S S E T S

	2009	2008
CURRENT ASSETS:		
Cash	$340,026	$ 28,899
Accounts receivable	9,056	181,444
Prepaid expenses	9,434	1,547
Total current assets	358,516	211,890
FURNITURE AND EQUIPMENT	59,155	57,698
Less-Accumulated depreciation	(51,071)	(48,132)
Net furniture and equipment	8,084	9,566
NON-MARKETABLE SECURITIES (Note 5)	99	99
Total assets	$366,699	$221,555

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
CURRENT LIABILITIES:		
Accounts payable	$ 3,707	$ 8,974
Accrued liabilities-		
Accrued compensated absences	265	1,231
Total current liabilities	3,972	10,205
COMMITMENTS (Note 4)		
MEMBERS' EQUITY	362,727	211,350
Total liabilities and equity	$366,699	$221,555

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
REVENUES:		
Financial consulting and retainer fees	$159,810	$424,181
Success fees	662,312	306,000
Total revenue	822,122	730,181
OPERATING EXPENSES:		
Employee compensation and benefits	316,591	241,256
Payroll taxes	19,422	18,619
Member compensation and benefits	-	10,202
Advertising and promotion	2,059	6,089
Business information services	799	704
Professional and consulting fees	43,978	72,323
Rent	93,600	93,600
General and administrative expense	63,450	97,271
Depreciation	2,939	5,100
Total operating expenses	542,838	545,164
Operating income	279,284	185,017
OTHER INCOME:		
Interest income	5,470	-
Net income	$284,754	$185,017

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

BALANCE, December 31, 2007	$ 51,404
Cash distributions to members	(25,071)
Net income for 2008	185,017
BALANCE, December 31,2008	211,350
Cash distributions to members	(133,377)
Net income for 2009	284,754
BALANCE, December 31,2009	$362,727

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
CASH PROVIDED (USED):		
Operations-		
Net income	$284,754	$185,017
Expenses in net income not using cash-		
Depreciation expense	2,939	5,100
Changes in assets and liabilities affecting operations-		
(Increase) decrease in receivables	172,388	(181,444)
(Increase) decrease in prepaids	(7,887)	3,360
Increase (decrease) in payables	(5,267)	(8,587)
Increase (decrease) in accruals	(966)	966
Cash provided in operations	445,961	4,412
Investing-		
Purchase of equipment	(1,457)	(838)
Cash (used) by investing	(1,457)	(838)
Financing-		
Distributions to members	(133,377)	(25,071)
Cash (used) by financing	(133,377)	(25,071)
Increase (decrease) in cash	311,127	(21,497)
CASH, Beginning of year	28,899	50,396
CASH, End of year	$340,026	$ 28,899

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, L.L.C. (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a manager managed, limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the National Association of Securities Dealers (NASD) presently known as the Financial Industry Regulatory Authority (FINRA). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred.

Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues: financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients. Accounts receivable represent billings to clients which remain unpaid at the balance sheet date. Management evaluates trade accounts on a regular basis and when an account is considered uncollectible, it is written off. There were no accounts written off in 2009 and 2008. At December 31, 2009 and 2008, receivables 90 days or more outstanding were approximately $0 and $20,000. In management's opinion, a reserve for doubtful accounts is not required.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment and furniture	7 years
Software	3 years
Leasehold improvements	15 years

Depreciation expense was $2,939 and $5,100 in 2009 and 2008, respectively.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax in 2009 or 2008. The Company paid $103 and $6 in interest in 2009 and 2008, respectively.

Uncertain Tax Positions

Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation no. 48 (FIN 48), which prescribes a recognition threshold and measurement of attributes for the accounting and financial statement disclosure of tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step requires an entity to recognize in the financial statements, each tax position that fails to meet the more-likely-than-not criteria measured at the largest amount of benefit that has a greater than 50% likelihood of being subject to audit by the Internal Revenue Service. The Company's open audit periods are 2005 to 2009. The Company has no uncertain tax positions that do not meet the more-likely-than-not threshold at December 31, 2009.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2009, the three largest clients accounted for 70% of revenue and the largest client accounted for 44% of total revenue. In 2008, the four largest clients accounted for 82% of revenue and the largest client accounted for 34% of revenue. Given the nature of the Company's business, revenues in 2010 are likely to be generated by different customers than those who generated revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2009 and 2008 the Company did not make any contributions to the plan.

4. COMMITMENTS:

The Company leases its offices under a long-term lease which extends thru 2010. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The building lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent was $7,800 per month in 2009 and 2008. Total rent expense paid to Pearl Properties was $93,600 in 2009 and 2008. The Company leases certain equipment under an operating lease extending through 2013. The equipment lease is with a third party.

The lease calls for payments as follows:

Year Ending	Related Party	Equipment
2010	$93,600	$ 3,088
2011	-	3,088
2012	-	3,088
2013	-	2,572
Thereafter	-	-
	$93,600	$11,836

5. NON-MARKETABLE SECURITIES:

Closely held investments include warrants to purchase common stock in Instructional Technologies, Inc., and Routeware Inc. These investments are carried at cost of $2. During 2005, the Company exercised its option to purchase 9,722 shares of Immunix, Inc., A3 preferred stock. The cost to the Company was $97.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $336,054 and $18,694 and its ratio of aggregate indebtedness to net capital was .18 to 1 and .55 to 1, in 2009 and 2008.

7. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

The Company maintains checking and money market accounts in a commercial bank. Cash in these accounts may at times exceed $250,000. The checking accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

8. CONSIDERATION OF SUBSEQUENT EVENTS:

For purposes of evaluating the effect of subsequent events on these financial statements, known events occurring through February 9, 2010, the date of the auditor's report have been considered.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Veber Partners, L.L.C.

I have audited the accompanying financial statements of Veber Partners, L.L.C. as of and for the year ended December 31, 2009 and have issued my report thereon dated February 9, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 9, 2010

Frederick K. Erickson

VEBER PARTNERS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

NET CAPITAL:	
Total members' equity at December 31, 2009	$362,727
Deductions of non-allowable assets -	
Client receivables	(9,056)
Furniture and equipment, net of accumulated depreciation	(8,084)
Prepaid expenses	(9,434)
Other deductions	(99)
Total deductions	(26,673)
Total net capital	336,054
Minimum net capital required	(5,000)
Excess of minimum required net capital over net capital on hand	$331,054
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Accounts payable	3,707
Other accrued liabilities	265
Total aggregate indebtedness	3,972
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.012 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
(Included in Part IIA Form X-17A-5 as of December 31, 2009)	
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$336,054
Audit adjustments affecting net capital	-
Net capital per above	$336,054

The accompanying notes are an integral part of this schedule.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-4411

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Members
Veber Partners, L.L.C.

In planning and performing my audit of the financial statements of Veber Partners, L.L.C. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frederick K. Erickson

February 9, 2010

VEBER PARTNERS, L.L.C.
=====================

ANNUAL REPORT

AS OF DECEMBER 31, 2009

VEBER PARTNERS L.L.C.

INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2009